ZKGC New Energy Ltd.

12 Xinxiangdi Jiari

Laocheng Town, Chengmai County, Hainan Province 571924

People’s Republic of China

March 15, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Patrick Fullem
Geoffrey Kruczek
Dale Welcome
Kevin Stertzel

Re: ZKGC New Energy Ltd

Registration Statement on Form F-1

Filed January 25, 2022

File No. 333-262334

Ladies and Gentlemen,

ZKGC New Energy Ltd. (“ZKGC Cayman”) submits this letter in connection with the Company’s filing today of Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form F-1. Set forth below in italics you will find copies of the Staff’s comments from its letter dated February 22, 2022 (the “Comment Letter”), followed by information and page reference to the location within the Amendment where responsive disclosure can be found.

Registration Statement on Form F-1 filed January 25, 2022

Cover Page

1.	Many of the comments contained in this letter have numerous components. To facilitate the staff’s analysis of your disclosure, your response letter should separate each comment and component and reproduce the disclosure and the specific location in your prospectus where you believe the SEC’s concern is addressed. Please also note that the headings in this comment letter and comments themselves direct you to where the responsive disclosure should appear if it does not appear in that location already. Please see the Dear Issuer Letter found at https://www.sec.gov/corpfin/sample-letter-china-based-companies.

Response to Comment 1

We will address the Staff’s comments in the manner prescribed in Comment 1. We are familiar with the Dear Issuer Letter.

2.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response to Comment 2

As requested, we have made the following disclosure prominent on the prospectus cover page:

ZKGC New Energy Limited is a holding company organized in the Cayman Islands. It is not a Chinese operating company. The business described in this prospectus is not carried out by ZKGC New Energy Limited or by any of its subsidiaries, but is carried out by a variable interest entity (“VIE”) located in China. It is likely that investors in this offering will never hold equity interests in the entity that conducts our business operations. This structure imposes unique risks on investors in ZKGC New Energy Limited.

We have no direct control over the VIE that conducts the business described in this prospectus; our indirect control is based on a series of contracts. The enforceability of such contracts has not been tested in the courts of China. We adopted the VIE arrangement because Chinese law restricts foreign ownership of companies engaged in providing value-added telecommunications services, as is our VIE. For this reason, there is doubt as to whether Chinese regulatory authorities would consider our contracts with the VIE to be enforceable, and there is doubt as to whether Chinese courts would enforce our contracts with the VIE. If they did not, that refusal could cause the value of our ordinary shares to significantly decline or be eliminated. See the discussion of the risks of the VIE arrangement in “Risk Factors: Risks Relating to our VIE Structure” on page 16.

3.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response to Comment 3

As requested, we have made the following disclosure prominent on the prospectus cover page:

RISKS ARISING FROM CHINESE GOVERNMENT REGULATION. Because all of the business with which we are concerned is conducted in China through our VIE and it subsidiary, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our ordinary shares.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that China-based issuers conduct outside of China and/or over foreign investment in China-based issuers. Any future action by the Chinese government expanding the categories of industries and companies whose foreign securities offerings are subject to government review could significantly limit or completely hinder our ability to offer or continue to offer securities to investors outside of China and could cause the market value of our ordinary shares to significantly decline or become worthless.

Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice. The government’s recent actions included:

●	Enhancing supervision over China-based companies listed overseas that use a variable interest entity structure, such as the relationship between ZKGC Cayman and our VIE.

●	New regulatory measures to extend the scope of cybersecurity reviews. These measures directly affect our VIE, whose business involves collection of data regarding individual use of our VIE’s charging stations. If the government determines that our protection of that data is insufficient, or if the government decides that the ability of our WFOE to access the data collected by our VIE violates our obligation to protect the data against distribution, the government could terminate the operations of our VIE, which would render our ordinary shares worthless.

●	Expanded efforts in anti-monopoly enforcement. These measures concern our VIE, since we anticipate that long term success in China’s market for charging stations will require consolidation of the many small participants in that market, and our goal is to be one of the survivors of that consolidation, when it happens. Aggressive enforcement of new anti-monopoly regulations could interfere with our VIE’s ability to achieve that goal.

Because these statements and regulatory actions are new, it is uncertain how soon legislative or administrative regulation making bodies in China will respond to them, or what existing or new laws or regulations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operations or our ability to accept foreign investments and list on a U.S. exchange.

Pursuant to the Holding Foreign Companies Accountable Act (“HFCAA”), the Public Company Accounting Oversight Board (the “PCAOB”) issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to completely inspect or investigate registered public accounting firms headquartered in: (1) mainland China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our registered public accounting firm, Michael T. Studer CPA, P.C., is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, if the PCAOB is not able to fully conduct inspections of our auditor’s work papers in China, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities may be prohibited under the HFCAA. See the discussion of potential adverse government regulation in “Risk Factors: Risks Related to Doing Business in China.

4.	Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response to Comment 4

As requested, we have made the following disclosure on the prospectus cover page:

This prospectus relates to the sale of ordinary shares issued by ZKGC New Energy Limited, a limited company organized in the Cayman Islands. Throughout this prospectus we refer to ZKGC New Energy Limited as “ZKGC Cayman”. ZKGC Cayman has two subsidiaries, identified in this prospectus as “ZKGC International” and “Zhongke WFOE”. Neither ZKGC Cayman nor ZKGC International nor Zhongke WFOE carries on any business. The business described in this prospectus is carried on by an independent entity identified herein as “Hainan ZKGC” and by its subsidiary identified as “Network ZKGY”. We refer to Hainan ZKGC as our Variable Interest Entity (“VIE”) in this prospectus, because the contractual relationship between Hainan ZKGC and our subsidiary, Zhongke WFOE, causes Hainan ZKGC to be identified as a VIE of Zhongke WFOE for accounting purposes. Nevertheless, neither ZKGC Cayman, the entity in which investors in this offering will own shares, nor either subsidiary of ZKGC Cayman will own any equity interest in Hainan ZKGC or in any other entity that is carrying on business operations.

5.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response to Comment 5

As requested, we have made the following disclosure on the prospectus cover page:

RISKS RELATED TO CASH FLOW BETWEEN ZKGC CAYMAN AND HAINAN ZKGC. The Exclusive Business Cooperation Agreement between Zhongke WFOE and Hainan ZKGC provides that on a quarterly basis Hainan ZKGC will pay to Zhongke WFOE a fee equal to the net income of Hainan ZKGC for the preceding quarter. However, the same agreement also says that the quarterly fee payable may be reduced to assure that Hainan ZKGC has sufficient capital to implement its business plan. In reliance on that latter provision, Hainan ZKGC has, to date, paid nothing to Zhongke WFOE. Our expectation is that, for the foreseeable future, the net income generated by the operations of Hainan ZKGC will be needed to fund the expansion of those operations. Payments of the fee mandated by the Exclusive Business Cooperation Agreement are, therefore, unlikely to occur during the next several years, as the fee obligation will be accrued as a debt from Hainan ZKGC to Zhongke WFOE.

To date, no funds have been transferred from ZKGC Cayman to Zhongke WFOE or from Zhongke WFOE to ZKGC Cayman. If it should occur in the future that we wish to use funds raised in the capital markets by ZKGC Cayman to fund the operations of Hainan ZKGC, or if we wish to distribute monies paid by Hainan WFOE to ZKGC Cayman for the payment of dividends or otherwise, we will have to comply with Chinese government regulation of the inflow and outflow of funds. In general, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, implement capital control measures that severely restrict the flow of cash into and out of China. The PRC government may continue to strengthen its capital controls and our PRC subsidiary’s dividends and other distributions may be subject to tightened scrutiny in the future. The situation is exacerbated, however, by the uncertainty regarding the legality of the VIE contracts between Zhongke WFOE and Hainan ZKGC, which suggests that we may experience difficulties in completing the administrative procedures necessary to allow Hainan ZKGC to receive capital contributions or loans from Zhongke WFOE or those necessary for Zhongke WFOE to distribute to ZKGC Cayman any funds received from Hainan ZKGC. It may be impossible, therefore, for ZKGC Cayman utilize the capital markets to fund the operations of its VIE, and it may also be impossible for ZKGC Cayman (and, therefore, its shareholders) to realize any benefit from the operations of its VIE.

Please see “Risk Factors: Risks Related to Doing Business in China” on page 11 for further information.

We have not included cross-references to a condensed consolidating schedule or the consolidated financial statements, as we have disclosed the absence of any cash flow whatsoever among the issuer, its subsidiaries and its VIE entity.

Prospectus Summary, page 1

6.	(Part 1) Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails, and provide early in the summary a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity.

Response to Comment 6 (Part 1)

As requested, on the first page of the Prospectus Summary we have disclosed that the company uses a VIE structure and have provided a diagram of the corporate structure, identifying the chain of ownership or VIE relationship.

6.	(Part 2) Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements.

Response to Comment 6 (Part 2)

As requested, the introduction to the Prospectus Summary is immediately followed by a detailed description of the contractual agreements between ZKGC Cayman’s subsidiary, Zhongke WFOE, and Hainan ZKGC, the VIE. That description commences with the following explanation of the distinction between the issuer and the operating company:

This is an offering of ordinary shares issued by ZKGC Cayman. However, ZKGC Cayman does not have any business operations; nor do either of its two subsidiaries. The business operations described in this prospectus are carried on by two companies organized and located in the PRC: one is a variable interest entity (“VIE”) with respect to the Chinese subsidiary of ZKGC Cayman; the other is a subsidiary of the VIE. ZKGC Cayman has entered into contracts that promise it control over the VIE. However, there is no reason to believe that ZKGC Cayman will ever gain direct ownership of the business carried on by the VIE.

That description is immediately followed by a summary of the VIE relationship:

“Variable Interest Entity” does not describe a legal relationship; it is an accounting concept. Under U.S. Generally Accepted Accounting Principles, if Entity A exercises effective control over Entity B through contractual arrangements, then the financial results and balance sheet of Entity B should be consolidated with the financial results and balance sheet in Entity A’s consolidated financial statements.

Due in part to limitations under PRC law on foreign investment in value-added telecommunication services, we conduct substantially all of our operations in China through contractual arrangements with Hainan ZKGC and Network ZKGY, our consolidated variable interest entity, its subsidiary, and their shareholders. We do not hold any equity interest in either Hainan ZKGC or Network ZKGY. We depend on Hainan ZKGC and Network ZKGY to operate substantially all of our business. We have entered into contractual arrangements with Hainan ZKGC and its shareholder, which enable us to:

●	direct the activities of Hainan ZKGC and Network ZKGY that most significantly impact their economic performance;

●	absorb losses and receive benefits from Hainan ZKGC’s and Network ZKGY’s operations; and

●	have an exclusive option to purchase, to the extent permitted by applicable PRC law, all of the equity interests in Hainan ZKGC.

These contracts promise that we will realize substantially all of the benefits and losses resulting from the business operations of the VIE, and will have control over the operations carries on in China. (A detailed summary of the terms of the VIE contracts may be found in the section titled “Our Corporate Structure” at page 20.) However, for reasons described in the section of this prospectus titled “Risk Factors: Risks Related to our VIE Structure”, we may not be able to exercise the control promised by the VIE contracts and we may not realize the benefits resulting from the business operations of the VIE.

6.	(Part 3) Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

Response to Comment 6 (Part 3)

As requested, the description of the VIE arrangement in the Prospectus Summary is concluded with the following description of the uncertainties and challenges that the arrangement poses for the issuer:

In general, investment in an entity whose equity value depends on contractual arrangements governed by the laws of the PRC is less advantageous to the investor than investment in an entity that has legal ownership of the assets on which the business of the entity depends. The specific risks of depending on a VIE relationship with a Chinese entity include the following:

●	The courts in China have not determined whether the VIE contracts are enforceable.

●	The reason for using the VIE relationship is that Chinese law prevents direct ownership of a company engaged in the business described in this prospectus. This may influence the Chinese courts to decide that the VIE contracts are not enforceable.

●	The courts may determine that the VIE structure actually violates the restriction on foreign investment in the value-added telecommunications industry, and so find our VIE to be operating illegally.

●	If the enforceability of the VIE contracts became the subject of legal proceedings in China, ZKGC Cayman could incur substantial legal expenses in the effort to enforce its rights, with no assurance of ultimate success.

Please refer to “Risk Factors: Risks Related to our VIE Structure” for a detailed analysis of the uncertainties and challenges that use of the VIE structure poses for ZKGC Cayman.

7.	We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIE’s business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

Response to Comment 7

As requested, there is no place in the prospectus where we suggest that the contractual agreements are equivalent to equity ownership in the business of the VIE. The portion of the Prospectus Summary transcribed in our response to Comment 6 makes clear that the VIE relationship is an accounting concept and not a legal relationship, and that the VIE relationship is in many ways inferior to equity ownership, including the fact that the Chinese judicial system has not opined on the enforceability of VIE contracts. That message is repeated in the text of the prospectus cover that identifies the VIE relationship, the Risk Factors discussing the VIE relationship, the Overview that initiates “Management’s Discussion”, and the detailed description of the content of the VIE contracts set forth in “Our Corporate Structure.”.

8.	Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response to Comment 8

As requested, we have made the following disclosure in the Prospectus Summary at page 3:

Chinese Government Regulations That May Affect Us or our VIE

Securities Offering and Listing. As of the date of this prospectus, neither ZKGC Cayman nor its subsidiaries nor Hainan ZKGC, our VIE, are subject to permission requirements from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other entity in order for ZKGC Cayman to issue its ordinary shares and list them on a U.S. exchange, nor have they received or were denied such permissions by any PRC authorities. It should be noted, however, Nevertheless, on July 6, 2021 the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law” (the “Opinions”). The Opinions emphasized the need to strengthen the protections against illegal securities activities, and the need to strengthen the government’s supervision over overseas listings by Chinese companies. Then, on December 24, 2021, the CSRC issued Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Administration Provisions”), and the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Measures”), which are now open for public comments. The Administration Provisions and Measures for overseas listings propose specific requirements for filing documents and include proposals for unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation.

It is uncertain when and whether ZKGC Cayman, by reason of its ownership of Zhongke WFOE or its contractual relationship with Hainan ZKGC, will be required to obtain permission from the PRC government to list on U.S. exchanges in the future. If the proposals included in the Administration Provisions or the Measures are formally adopted before Cayman ZKGC is listed on the OTCQB, we will complete the relevant filing procedures in the PRC. If the provisions are adopted after we are listed but are extended to already listed entities, we will also comply. As of the date of this prospectus, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

On December 28, 2021 the CAC and 12 other Chinese government departments issued “New Measures for Cybersecurity Review.” According to Article 7 of the New Measures, network platform operators holding personal information of more than one million users are required to apply to the Network Security Review Office for a cybersecurity review before listing their securities on in a foreign country. The cybersecurity reviewers will have broad discretion to determine whether the offshore listing may affect China’s national security. In the event that Hainan ZKGC and it subsidiary accumulate personal information from more than one million users of its charging stations, it will be necessary for it to undergo the mandated security review. We cannot predict whether, at that time, a listing of ZKGC Cayman’s ordinary shares on a U.S. exchange will be considered to pose a threat to China’s national security.

VIE Operations. There is at this time no agency of China’s government that is charged with responsibility for reviewing the VIE structure employed by certain Wholly Foreign-Owned Entities, such as Zhongke WFOE. Therefore it cannot be said that any government agency has either approved or disapproved the VIE structure being employed by ZKGC Cayman.

The business operations of Hainan ZKGC, our VIE, are primarily regulated by China’s provinces. In particular, we are required to obtain a specific permit from the provincial government for each charging station that we install. We anticipate that, as the market for charging stations expands, additional regulations will be imposed.

We take care to ascertain the government regulations that apply to our VIE’s business and our financial activities, and to fully comply with all that are applicable. Any error that we commit in ascertaining our obligations under Chinese law, or any significant change in the laws and regulations that govern our activities in China or abroad could have a serious adverse effect on our business, including the loss of our VIE’s ability to carry on its business operations. Such a loss would likely render the ordinary shares of ZKGC Cayman worthless.

9.	(Part 1). Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date.

Response to Comment 9 (Part 1)

Our intentions regarding cash transfers are described in detail in the prospectus cover page. The fact that there have been no cash transfers among any of the relevant entities is also disclosed in the prospectus cover and is repeated again in summary on page 4 of the Prospectus Summary thus:

Cash Transfers. To date, there has been no transfer of funds among ZKGC Cayman, its subsidiaries, or its VIE.

9	(Part 2). Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response to Comment 9 (Part 2)

As requested, we have made the following disclosures in the Prospectus Summary at page 4:

In the future, transfers from ZKGC Cayman to Hainan ZKGC, its VIE, will be desirable as a means of funding the expansion of the VIE, and transfers from Hainan ZKGC to ZKGC Cayman will be necessary if ZKGC Cayman is to pay dividends to the holders of its ordinary shares. Chinese government regulations may restrict or prevent transfers in either or both directions.

Any funds that Cayman ZKGC transfers to Zhongke WFOE, either as a shareholder loan or as an increase in registered capital, will be subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiary will be subject to the approval of the Ministry of Commerce, or MOFCOM, or its local branches and registration with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. In addition, any medium or long-term loan to be provided by us to Zhongke WFOE must be registered with certain authorities. If we fail to complete such registrations, our ability to use capital raised by ZKGC Cayman to capitalize our Chinese subsidiary may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Our business will be carried on by Hainan ZKGC and not by Zhongke WFOE, except to the limited extent described in their consulting agreement. In order for the capital raised by ZKGC Cayman to be used in that business, Zhongke WFOE will have to comply with Chinese regulation or lending relationships. Because the VIE relationship has not been tested in China’s courts or opined upon by China’s government, we cannot be sure that loans from Zhongke WFOE to Hainan ZKGC will be approved. If we are not able to use fund raised by ZKGC Cayman to fund the significant capital requirements of our VIE, the business of Hainan ZKGC may be underfunded and fail.

10.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Response to Comment 10

Because the consolidated financial statements included in the prospectus are, in all material respects, identical to the financial statements of the consolidated VIE as of the same date and for the same period, in lieu of tables, we have included the following disclosure in the Prospectus Summary at page 6.

Disaggregation

ZKGC Cayman was organized on May 31, 2021. Its two subsidiaries were each organized subsequent to that date. As a result, each of the balance sheet items shown in the summary above was, on May 31, 2021, attributable entirely to the balance sheet of Hainan ZKGC. The revenue, loss from operations and net income shown in the summary was also entirely attributable to the operations of the VIE. And the cash flows shown in the consolidated financial statements for the period ended May 31, 2021 were likewise entirely attributable to the cash flows recorded by Hainan ZKGC.

11.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response to Comment 11

As requested, we made the following disclosure on the prospectus cover page:

Pursuant to the Holding Foreign Companies Accountable Act (“HFCAA”), the Public Company Accounting Oversight Board (the “PCAOB”) issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to completely inspect or investigate registered public accounting firms headquartered in: (1) mainland China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our registered public accounting firm, Michael T. Studer CPA, P.C., is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, if the PCAOB is not able to fully conduct inspections of our auditor’s work papers in China, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities may be prohibited under the HFCAA. See the discussion of potential adverse government regulation in “Risk Factors: Risks Related to Doing Business in China.

The Offering, page 4

12.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response to Comment 12

As requested, we made the following disclosure in the Prospectus Summary at page 5:

Risks of Operation in China

Our operations in China give rise to a number of significant risks that could result in a significant reduction in the value of the ordinary shares you purchase, or could limit the ability of ZKGC Cayman to finance the operations of the VIE, which could in turn reduce the value of your ordinary shares. Brief summaries of some of the more significant risks that arise from investment in an entity dependent on operations in China carried on by a VIE are set forth below, with reference to the location of more detailed discussion in this prospectus.

●	Since neither the Chinese government nor its judiciary has taken a definitive position on the enforceability of VIE contracts such as those that give us control over our operating entities, there is a significant risk that the courts will refuse to enforce VIE contracts, which would likely significantly reduce the value of our ordinary shares. See: Risk Factors – Risks Related to our VIE Structure – Neither the Government of the PRC nor the Chinese legal system has ever formally acknowledged the legality of using a VIE-type contractual arrangement where direct ownership of a Chinese entity is forbidden. If the government determines that our VIE contracts are illegal or unenforceable, our Ordinary Shares may become worthless” at page 16.

●	There is a significant risk that Chinese courts may consider the involvement of our VIE in the field of value-added telecommunications to be illegal. See: “Risk Factors – Risks Related to our VIE Structure – Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and operations” at page 16.

●	We have created the VIE relationship between ZKGC Cayman and Hainan ZKGC in order to enable us to finance the expansion of Hainan ZKGC by means of the access that ZKGC Cayman may have to international investment. However, restrictions by the Chinese government on foreign investment in China may limit our ability to adequately finance the business activities of our VIE. In that case, Hainan ZKGC may be unsuccessful as a business enterprise, and our Ordinary Shares will lose their value. See: Risk Factors – Risks Related to Doing Business in China – PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using monies invested in ZKGC Cayman to make loans or additional capital contributions to our PRC subsidiaries and making loans to Hainan ZKGC or its subsidiary, which could adversely affect our liquidity and our ability to fund and expand the business of Hainan ZKGC” at page 12.

●	Recently adopted regulations of the Cyberspace Administration of China or recently pronounced policies of the China Securities Regulatory Commission may in the future lead to restrictions on our ability to fund our VIE from the proceeds of securities offerings by ZKGC Cayman. Such restrictions could prevent us from adequately capitalizing the operations of Hainan ZKGC, which would cause it to fail, resulting in a loss of the value of our Ordinary Shares. See: “Risk Factors – Risks Related to Doing Business in China - Rules recently adopted by the Cybersppace Administration of China may restrict our ability to finance our VIE from the proceeds of securities offerings by ZKGC Cayman” at page 13 and “Increased regulation of offshore offerings by the CSRC could interfere with our ability to finance the operations of Hainan ZKGC from sales of securities issued by ZKGC Cayman” at page 13.

●	Principles of substantive due process are not honored in China. The Chinese government frequently intervenes in business affairs in China for the sake of new government policies. Some recent government interventions have had serious adverse effects on Chinese business enterprises, including several of the larger enterprises in China. There is a significant risk, therefore, that the government of China will suddenly adopt policies or regulations that prevent us from financing Hainan ZKGC in the manner we have planned or that prevent Hainan ZKGC from implementing its business plan in the manner contemplated. See: “Risk Factors – Risks Related to Doing Business in China - PRC laws and regulations governing our current business operations are sometimes vague and subject to interpretation. Moreover, the PRC has recently adopted regulatory policies regarding the conduct of business in the PRC that have had sudden adverse effects on business operations. Any changes in PRC laws and regulations or in their interpretation may have a material and adverse effect on our business at page 14.

Risk Factors, page 8

13.	Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

Response to Comment 13

As requested, we made the following disclosure in the Risk Factors at page 16:

Neither the Government of the PRC nor the Chinese legal system has ever formally acknowledged the legality of using a VIE-type contractual arrangement where direct ownership of a Chinese entity is forbidden. If the government determines that our VIE contracts are illegal or unenforceable, our Ordinary Shares may become worthless,

Foreign ownership of value-added telecommunications services, such as those provided by Hainan ZKGC, is restricted by the laws of the PRC. Primarily for this reason, our Company does not directly engage in the business of providing charging stations, but instead has entered into a series of contracts with Hainan ZKGC that are intended to provide our Company with control over the operations of Hainan ZKGC and the right to receive the net profits realized by Hainan ZKGC. These contracts are customarily identified as “VIE Agreements”, as they are designed to cause the operating company to be treated under U.S. generally accepted accounting principles as a “variable interest entity”, whose profits and losses can be consolidated with those of its contractual counterpart.

One significant risk of this structure is that the Chinese government has never expressly acknowledged it as a way to legally navigate the country’s investment restrictions. The Chinese government could determine at any time and without notice that the underlying contractual arrangements on which our control of Hainan ZKGC is based violate Chinese law. Any such determination from the Chinese government would cancel our legal entitlement to control the operations of Hainan ZKGC. Because our right to consolidate the financial results of Hainan ZKGC in our financial reports depends on our contractual control over Hainan ZKGC, the elimination of that control would force us to deconsolidate, leaving ZKGC Cayman with no reportable operating results and limited equity. In that event, it would be likely that all or most of the value of your investment in ZKGC Cayman would be eliminated.

All or most of the value of an investment in ZKGC Cayman depends on the enforceability of the VIE Agreements between Zhongke WFOE and Hainan ZKGC. A breach of any of the VIE Agreements between Zhongke WFOE and Hainan ZKGC (or its officers, directors, or Chinese equity owners) will be subject to Chinese law and jurisdiction. We cannot assume that the Chinese legal system would enforce the VIE Agreements. If judicial or regulatory determinations are made in China that contractual relationships such as ours with our VIE are unenforceable under Chinese law, it will be likely that the value of the ordinary shares of ZKGC Cayman will significantly diminish or be eliminated.

14.	We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response to Comment 14

As requested, we have included the following Risk Factors at page 14:

Although the audit report included in this prospectus was issued by U.S. auditors who are currently inspected by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our ordinary shares may be delisted or prohibited from trading.

The audit report included in this prospectus was issued by Michael T. Studer CPA, P.C., a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing Michael T. Studer CPA, P.C. in the future or of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. If we were to engage a different auditor in the future, we would engage an auditor that is U.S.-based and subject to full PCAOB inspection with all materials related to the audit of our financial statements accessible to the PCAOB.

There have been recent deliberations within the U.S. government regarding limiting or restricting China-based companies from accessing U.S. capital markets. On December 18, 2020, the Holding Foreign Companies Accountable Act (the “HFCAA”) was signed into law. The HFCAA includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On December 2, 2021, the SEC adopted final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. The SEC is assessing how to implement the requirements of the HFCAA, including the listing and trading prohibition requirements described above. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong.

Should the PCAOB be unable to fully conduct inspection of our auditor’s work papers in China, it will make it difficult to evaluate the effectiveness of our auditor’s audit procedures or equity control procedures. Investors may consequently lose confidence in our reported financial information and procedures or quality of the financial statements, which would adversely affect us and out securities. In addition, by reason of the regulations described above, our Ordinary Shares could be delisted or excluded from trading on any U.S. platform.

15.	(Part 1). Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering.

Response to Comment 15 (Part 1)

As requested, we have included the following Risk Factors at page 11:

Because all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.

As a business operating in China, we are subject to the laws and regulations of the PRC, which can be complex and which evolve rapidly. The PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	Delay or impede our development,

●	Result in negative publicity or increase our operating costs,

●	Require significant management time and attention, and

●	Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, could decrease demand for our products, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our ordinary shares.

15	(Part 2) Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response to Comment 15 (Part 2)

As requested, we have included the following Risk Factors at page 13:

Increased regulation of offshore offerings by the CSRC could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or become worthless.

On July 6, 2021, PRC government authorities published the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies. They propose to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks faced by China-based overseas-listed companies.

On December 24, 2021, the CSRC released the Draft Rules Regarding Overseas Listing, which had a comment period that expired on January 23, 2022. The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets. The Draft Rules stipulate that the Chinese-based companies, or the issuer, shall fulfill the filing procedures within three working days after the issuer makes an application for initial public offering and listing in an overseas market. The required filing materials for an initial public offering and listing should include at least the following: record-filing report and related undertakings; regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable); PRC legal opinion; and prospectus.

In addition, an overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (2) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (4) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (6) other circumstances as prescribed by the State Council. The Draft Administration Provisions defines the legal liabilities of breaches such as failure in fulfilling filing obligations or fraudulent filing conducts, imposing a fine between RMB 1 million and RMB 10 million, and in cases of severe violations, a parallel order to suspend relevant business or halt operation for rectification, revoke relevant business permits or operational license.

The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas List on a timely basis, or at all. Any failure by us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless.

16.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response to Comment 16

As requested, we made the following disclosure in the Risk Factors at page 13:

Rules recently adopted by the Cybersppace Administration of China may restrict our ability to finance our VIE from the proceeds of securities offerings by ZKGC Cayman.

On January 4, 2022 the Cyberspace Administration of China (“CAC”) adopted rules mandating that an issuer who is a “critical information infrastructure operator” or a “data processing operator” as defined therein and who possesses personal information of more than one million users, and intends to have its securities listed for trading in a foreign country must complete a cybersecurity review by the CAC. Alternatively, relevant governmental authorities in the PRC may initiate cyber security review if such governmental authorities determine an operator’s cyber products or services, data processing or potential listing in a foreign country affect or may affect national security. The rules became effective on February 15, 2022.

The new CAC rules do not appear to apply to Hainan ZKGC or Network ZKGY at this time. First, the number of users of Hainan ZKGC’s services is far short of one million in number. Moreover, the software used by Network ZKGY to collect user information is based on a wechat applet that collects the phone number and identity information of users during registration after informing them of their privacy rights and soliciting approval of an online privacy contract. Finally, Hainan ZKGC does not sell or transfer any of the user information that it collects. To our knowledge, the procedures used by Hainan ZKGC to collect user information comply with all current laws.

The continued expansion of business operations by Hainan ZKGC, however, could bring that company within the scope of authority of the CAC rules. CAC rules may also expand the protections involved in collection of user information. Hainan ZKGC may face challenges in addressing such enhanced regulatory requirements and in making necessary changes to our internal policies and practices in data privacy and cybersecurity matters. If Hainan ZKGC is unable to develop the security structures required by the CAC, it may be prevented from carrying on its collection of user data. In addition, it Hainan ZKGC is unable to satisfy the CAC’s cybersecurity review, it may be prevented by the CAC from accepting loans from Zhongke WFOE that arise from offshore offerings of the Ordinary Shares of ZKGC Cayman. In that event, our ability to finance the business of Hainan ZKGC could be hindered, which could prevent Hainan ZKGC from achieving profitable operations.

17.	Please disclose whether you intend to register a class of securities under the Exchange Act. If you do not, describe the related risks to investors, such as the automatic suspension of periodic reporting in Exchange Act Section 15(d).

Response to Comment 17

As requested, we have included the following statement on the prospectus cover:

Promptly after the SEC declares this prospectus effective, we intend to register our Ordinary Shares under the Securities Exchange Act.

18.	Please revise to discuss the risks related to your status as a foreign private issuer, as noted on page 3. For example, explain clearly what home country practices are available to you and on which ones do you intend to rely.

Response to Comment 18

As requested, we have included the following Risk Factors at page 17:

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies or written consents in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities, as well as the sections that impose liability on insiders who profit from trades made in a short period of time; and

●	the rules under Regulation FD prohibiting selective disclosure by issuers of material nonpublic information.

We will be required to file an annual report on Form 20-F within four months after the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

If we achieve a listing on the Nasdaq Global Market, the NYSE or the OTCQX, because we are a company incorporated in the Cayman Islands, we will be permitted to adopt certain home country practices in relation to corporate governance matters, and those home country practices would differ significantly from the corporate governance requirements applicable to U.S. domestic issuers. Our home country practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance requirements applicable to U.S. domestic issuers. At present, we have not determined whether or to what extent we will rely on home country practice with respect to our corporate governance in the event after the completion of this offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 24

19.	Please expand your disclosure to:

●	Include the information you present on page 21 in the section titled “Cash Flow;”

Response to Comment 19

As requested, we have moved the text discussing cash flow from the “Our Capital Structure” section to the “Liquidity and Capital Resources” section on page 27.

●	Discuss how cash is transferred to your PRC subsidiaries and VIE;

●	Address restrictions that impact the ability to transfer cash within your corporate structure;

As requested, we have included the following disclosure at page 27.

We will be permitted under PRC laws and regulations to provide funding to our PRC subsidiary, Zhongke WFOE, only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. Any loans to Zhongke WFOE, our PRC subsidiary, will be subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiary to finance loans it will make to Hainan ZKGC cannot exceed statutory limits and must be registered with the local counterpart of the State Administration on Foreign Exchange (“SAFE”), or filed with SAFE in its information system. We may also provide loans directly to Hainan ZKGC, according to the Circular of the People’s Bank of China on Matters relating to the Comprehensive Macro-prudential Management of Cross-border Financing issued by the People’s Bank of China in January 2017. According to the Notice of the People’s Bank of China and the State Administration of Foreign Exchange on Adjustments to Comprehensive Macro-prudential Regulation Parameters for Cross-border Financing issued by the People’s Bank of China and the State Administration of Foreign Exchange in March 2020, the limit for the total amount of foreign debt is 2.5 times its net assets. Moreover, any medium or long-term loan to be provided by us to Hainan ZKGC or to our PRC subsidiary must also be filed and registered with the NDRC. We may also decide to finance our PRC subsidiary by means of capital contributions. These capital contributions must be reported to the Ministry of Commerce, or MOFCOM, or its local counterpart. In addition, a foreign invested enterprise is required to use its capital pursuant to the principle of authenticity and self-use within its business scope.

●	Quantify and more fully discuss your current and long-term liquidity requirements and priorities, including your ability to meet existing and known requirements; and

As requested, we have included the following disclosure at page 27.

Implementation of the business plan of Hainan ZKGC will require substantial amounts of cash investment, primarily to fund the expansion of its fleet of charging stations. The current business plan is aimed at installation of 3,000 charging stations before the end of 2024, working in both Hainan Province and mainland China. To sustain that growth rate, Hainan ZKGC will require approximately $6 million in cash resources, primarily to finance an average of eighty ongoing installation projects throughout the next three years.

We have also included the following disclosure at page 28.

We believe that Hainan ZKGC’s revenues and operations will continue to grow and that the profits it should realize on completion of the construction in progress should be sufficient to support its operations for the next year. Nevertheless, in order to be competitive, Hainan ZKGC must establish a significant position among providers of charging stations. As noted above, we believe that we can install 3,000 charging stations during the next three years, based on securing cash reserves of $6 million. If we achieve that goal, we will have established our position as a significant participant in China’s EV infrastructure. But to accomplish that position, we will need to secure investment capital, either debt or equity. At the present time, we have obtained no commitments for future funding.

●	Disclose the amount of cash and cash equivalents denominated in RMB and USD, as well as the amount of cash held by VIEs separately from cash held by other entities within China.

Refer to Item 5.B of Form 20-F.

As requested, we have included the following disclosure at page 27.

As of November 30, 2021, neither ZKGC Cayman nor ZKGC International nor Zhongke WFOE held any cash assets, either in USD or RMB. On that date, Hainan ZKGC and Network ZKGY together held 755,984 RMB, which was equivalent to USD $118,387 at that time.

Please expand to describe the “business plan” to which you refer and the amount and sources of capital you will need to implement each aspect of it.

Response to Comment 20

As requested, we have included the following disclosure at page 27.

Implementation of the business plan of Hainan ZKGC will require substantial amounts of cash investment, primarily to fund the expansion of its fleet of charging stations. The current business plan is aimed at installation of 3,000 charging stations before the end of 2024. To sustain that growth rate, Hainan ZKGC will require approximately $6 million in cash resources, primarily to finance an average of eighty ongoing installation projects throughout the next three years. We intend to rely primarily on international capital markets as the source for those cash reserves, to be supplemented by cash flow from ongoing operations.

Hainan ZKGC Charging Stations, page 29

21.	Please revise to clarify how the material aspects of your business functions. For example, describe the components used in your products and the nature of your procurement arrangements with your suppliers. Once you receive the components, who assembles the charging station? If a third party performs that work, explain your arrangement with them. Also explain what you mean by “heavy duty transformer” and how that relates to your product.

Response to Comment 21

As requested, we have included the following disclosure at page 32.

The components of a charging station are a power grid, transformers, charging poles, software components, casing and a heavy duty transformer. Each of the parts is a standard electrical or electronic component, which Hainan ZKGC can purchase from multiple sources. Currently Hainan ZKGC does business with fourteen suppliers of components. Hainan ZKGC typically pays 40% of the purchase price to the supplier in advance when placing the order, 30% on receipt of materials, and the remainder is paid on completion of the contract.

The components are assembled into a charging station by employees of Hainan ZKGC, with the exception of the heavy-duty transformer. The heavy-duty transformer is the power switch that prevents overloads and short circuits through the use of grounding conductors and indicators. Although the transformer is delivered from the manufacturer fully fabricated, onsite installation includes cable connection, verification of protection settings, and transmission testing. For this reason, installation is regulated and only licensed contractors are permitted to perform the installation. The heavy-duty transformers incorporated in ZKGC’s charging stations are installed by China Southern Power Grid, one of the largest utilities in southern China. Hainan ZKGC also purchases electricity from China Southern Power Grid.

Intellectual Property, page 30

22.	Please disclose the duration of the intellectual property cited in this section.

Response to Comment 22

As requested, we have included the following disclosure at page 33.

Each of the six copyrights was first issued in the fall of 2020. Article 23 of the Copyright Law of the People’s Republic of China provides that a registered copyright on software remains valid for fifty years from the date of first issue.

Property, page 30

23.	Please reconcile the types and uses of properties disclosed here with the disclosure on page F-20 regarding “four plants.” Your revisions should explain clearly the purpose to which each property is put.

Response to Comment 23

The disclosure on page F-20 was the result of a translation error. In the Amendment, the first sentence of the first paragraph of Note 10 has been revised to state:

The Company entered into leases for three dormitory rooms (for its employees) and one space for executive offices located in the PRC.

Principal Shareholders, page 33

24.	Please reconcile the number of shares reported here for Wanqi International Investment with the number reported for Zhong Zhuowei on page 34.

Response to Comment 24

In the Amendment we have amended the table of principal shareholders at page 36 to aggregate the shares owned by Zhuowei Zhang and Wanqi International Investment Co., Ltd., as is done on the list of selling shareholders.

PRC Taxation, page 48

25.	The section to which you cross-reference is not included in this document. Please revise or advise.

Response to Comment 25

As requested, we have replaced the cross-reference to a void with the following disclosure at page 51:

PRC Taxation

Although we are incorporated in the Cayman Islands, we may be treated as a PRC resident enterprise for PRC tax purposes under the Enterprise Income Tax Law. Under the Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementing rules of the Enterprise Income Tax Law merely define the “de facto management body” as the “organizational body which effectively manages and controls the production and business operation, personnel, accounting, properties and other aspects of operations of an enterprise.” Based on a review of the facts and circumstances, we do not believe that ZKGC Cayman or our subsidiary in Hong Kong should be considered a PRC resident enterprise for PRC tax purposes. However, there is limited guidance and implementation history of the Enterprise Income Tax Law. If ZKGC Cayman were to be considered a PRC resident enterprise, then dividends that we pay and gains realized on the sale or other disposition of our ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such dividends or gains are deemed to be from PRC sources. See “Risk Factors — Risks Related to Doing Business in China – Dividends payable to foreign investors and gains on the sale of our Ordinary Shares by our foreign investors may become subject to PRC taxation.”

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet all of the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must take the form of a company; (ii) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (iii) it should directly own such percentage of capital in the PRC resident enterprise anytime in the 12 consecutive months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, or the Administrative Measures, which took effect in November 2015, requires that the non-resident taxpayer shall determine whether it may enjoy the treatments under relevant tax treaties and file the tax return or withholding declaration subject to further monitoring and oversight by the tax authorities. Accordingly, ZKGC Cayman may be able to enjoy the 5% withholding tax rate for the dividends it receives from Zhongke WFOE that are transmitted through ZKGC International, if ZKGC International satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Note 2 - Summary of significant accounting policies

Construction costs relating to uncompleted contracts and deferred revenue, page F-10

26.	Given that you recognize revenue on product sales at a point-in-time, it is unclear to us how you recognized deferred revenue based upon an input method measured by the ratio of contract costs incurred to date to the estimated total costs for the contract. Please clarify this discrepancy and tell us the nature of the items included in deferred revenue.

Response to Comment 26

The accounting policies set forth in the paragraph that in the Amendment at page F-10 is now titled “Construction costs relating to uncompleted contracts and contract liability” are applied to measure and recognize the asset labelled “Construction costs relating to uncompleted contracts” and the liability now labelled “Contract liability.” These policies are not applied for the purpose of recognizing revenue; our revenue recognition policies are included at page F-12 under the title “Revenue recognition”. To make that distinction clearer, we have changed the name of the liability from “deferred revenue” to “contract liability”.

Our policies regarding recognition of construction costs for which we have an unconditional right to be reimbursed and recognition of the related contract liability are based on the example provided in ASC 606-10-55-285, where:

a.	January 31, 20X9 is the date at which the entity recognizes a receivable because it has an unconditional right to consideration.

Dr. Receivable $1,000

Cr. Contract liability $1,000

b.	The entity receives the cash on March 1, 20X9.

Dr. Cash $1,000

Cr. Receivable $1,000

c.	The entity satisfies the performance obligation on March 31, 20X9.

Dr. Contract liability $1,000

Cr. Revenue $1,000

In the case of Hainan ZKGC, (a) the asset accrues when we have partially performed the contract and the remainder of our performance obligation is accrued as a liability; (b) the asset is reclassified as cash when we receive payment, and (c) the liability is reclassified as revenue when our obligation under the contract is completed, which is a point-in-time.

Revenue recognition, page F-12

27.	You disclose that product sales are recognized at a point-in-time when the customer obtains control over the charging station. However, your disclosure references the completed contract method, as well as recognizing “the progress billing amount on the balance sheet using the cost-to-cost input method, based primarily on contract costs incurred to date compared to total estimated contract costs.” It appears to us that these references are only relevant when measuring progress toward completion of a performance obligation when revenue is recognized over time, rather than at a point-in- time. Please revise your disclosures to remove these references or tell us how your disclosures are appropriate. Refer to ASC 606-10-25-27 through 25-34.

Response to Comment 27

To improve the clarity of the Revenue Recognition note, we have removed the reference to “progress billing” and “cost-to-cost input” at page F-10. The disclosure regarding accruals during the life of the contract are now entirely contained within the note on page F-10 regarding Construction Costs Relating to Uncompleted Contracts and Contract Liability.”

28.	We refer to your disclosure of charging service revenue – company-owned charging stations. Please revise your disclosure to clarify, if true, that the principal versus agent arrangement is applicable for jointly-owned stations. Additionally, please disclose how you determined that you control the charging service before it is transferred to the customer when another party is involved. Refer to ASC 606-10-55-36 through 55-40.

Response to Comment 28

As requested, we have identified in the Revenue Recognition note at page F-12 and F-13 the presence of a principal versus agent issue, and we have set forth the basis for our determination that we function as principal in connection with charging services provided by jointly-owned charging stations, according to the analysis set forth in ASC 606-10-55-36 through 55-40.

29.	We refer to your disclosure of charging service revenue – third-party-owned charging stations and have the following comments:

●	Please reconcile your description of this service with your disclosure of “network services” in MD&A on pages 22-23.

Response to Comment 29 (Part 1)

In the Amendment at page 25-26, the references to “network services” have been changed to “third party-owned charging stations.

●	On page 22, you state that “Revenue from these charging stations is recorded on the gross method, with revenue earned by the station included in Company revenue.” Please describe the services provided by you and the third party owner and explain how you determined that you are the principal in this arrangement given that the charging stations are owned by third parties. Refer to ASC 606-10-55-36 through 55- 40.

Response to Comment 29 (Part 2)

As requested, the following disclosure has been included in the Revenue Recognition note at page F-13:

Although the station is owned by one or more third parties, the Company remains responsible for satisfying all of the obligations to the customer of the charging station and the Company controls the delivery of the service. Among the aspects of the delivery of charging services over which the Company retains control are site selection, license application, construction of the station, monitoring, maintenance, contracting with the vendor of electricity, customer payment collection, and all related data collection and processing. The Company also determines the service price for each charging station, and adopts different pricing strategies for stations at different locations.The station owner(s) are effectively passive investors. For this reason, the Company records revenue from sales by third party-owned charging stations on a gross basis.

●	Please disclose how you determine the transaction price of this revenue stream. Refer to ASC 606-10-50-20(a).

Response to Comment 29 (Part 3)

As requested, the following disclosure has been added to the Revenue Recognition note at page F-13:

The service price, which is measured by unit price per kWh, is fixed and determinable. Payment is due at the end of each charging session.

30.	Please disclose your significant payment terms as required by ASC 606-10-50-12(b).

Response to Comment 30

As requested, we have inserted in each of the bulleted discussions of charging revenue in the Revenue Recognition note at page F-13 the disclosure that “Payment is due at the end of each charging session.”

Consolidated Financial Statements

Note 6 - Intangible assets, net, page F-17

31.	Please revise your disclosure to provide the estimated aggregate amortization expense for each of the next five fiscal years. Refer to ASC 350-30-50-2(a)(3).

Response to Comment 31

As requested, a table showing the estimated aggregate amortization expense for the next five years is included in the Amendment at page F-17.

Exhibits

32.	Please file as an exhibit the spousal consent letter referenced in your disclosure.

Response to Comment 32

As requested, the spousal consent letter is filed with the Amendment as Exhibit 10.3-a.

33.	Please refer to Exhibit 5.1. It is inappropriate for counsel to include in its opinion assumptions that are overly broad, that “assume away” the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts. Please support the assumptions in paragraphs 5, 6, 7, 9, 11, 12, 13, 15 and16 of Schedule 2 to Exhibit 5.1, or file a revised exhibit that removes those assumptions.

Response to Comment 33

We have filed a revised opinion of Cayman Island counsel with the Amendment as Exhibit 5.1. The assumptions have been removed.

34.	Please refer to Exhibit 8.1. Paragraphs C(4) and (5) state that the disclosures referenced are “correct and accurate” and “true and accurate.” Please revise to state that the disclosures represent counsel’s opinion. Similarly, for each of the matters referenced in paragraphs C(1)-(5), please revise the prospectus to identify counsel in the disclosure and to state that the disclosure represents counsel’s opinion.

Response to Comment 34

We have filed a revised opinion of PRC counsel with the Amendment as Exhibit 23.2.

We have also noted where the matters referenced in paragraphs C(1)-(4) appear in the prospectus that the disclosures represent counsel’s opinion. These notations appear in the Risk Factor at page 14, the Risk Factor at page 15, the Risk Factor at page 16, and the discussion of PRC taxation at page 51. We have not referenced the matters addressed in paragraph C(5) of counsel’s opinion because the paragraph is a catch-all that does not include any specific opinion.

General

35.	Please clarify the purpose of footnote 2 to the fee table, given the transaction you say you are registering and the securities that appear in the fee table.

Response to Comment 35

Footnote 2 to the fee table, as included in the initial filing, had no purpose. It was purely pentimento. It has been removed.

Respectfully submitted,

/s/ Liao Jinqi
Liao Jinqi
Chief Executive Officer